Exhibit 99.1

PENN WEST ANNOUNCES VOTING RESULTS FROM THE

2015 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

FOR IMMEDIATE RELEASE, May 13, 2015

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (or the “Company”) is pleased to announce that at its annual and special meeting of shareholders held on May 13, 2015, Penn West’s shareholders approved all resolutions outlined in the Notice of 2015 Annual and Special Meeting and Management Proxy Circular dated April 1, 2015 (the “Information Circular”), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Penn West’s website at www.pennwest.com.

1.	Appointment of Auditor

By resolution passed by show of hands, Ernst & Young LLP, Chartered Accountants, was appointed as auditor of Penn West for the ensuing year.

2.	Election of Directors

By resolutions passed by ballot vote, the following eight nominees proposed by management were elected as directors of the Company to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent
George H. Brookman	168,042,726	94.73%	9,351,291	5.27%
John Brydson	170,783,587	96.27%	6,610,430	3.73%
Raymond D. Crossley	169,247,369	95.41%	8,146,648	4.59%
Gillian H. Denham	144,887,051	81.68%	32,506,966	18.32%
William A. Friley	145,652,812	82.11%	31,741,205	17.89%
Richard L. George	167,111,824	94.20%	10,282,193	5.80%
David E. Roberts	147,255,601	83.01%	30,138,416	16.99%
Jay W. Thornton	163,480,126	92.16%	13,913,891	7.84%

3.	Special Resolution for a Reduction in the Stated Capital of Penn West

By resolution passed by ballot vote, a special resolution was passed to approve the reduction in the stated capital as outlined in the Information Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Withheld	Percent
270,709,112	94.87%	14,638,387	5.13%

4.	Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation

By resolution passed by ballot vote, an advisory resolution was passed to approve the Company’s approach to executive compensation as outlined in the Information Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Withheld	Percent
130,788,982	73.73%	46,609,246	26.27%

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately 4.5 million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com

Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com